BlastGard® International Reports Second Quarter 2007 Results and Conversion of $600,000 in Debt

BlastGard International, Inc. (OTCBB; BLGA) has reported its financial results for the second quarter ended June 30, 2007. Revenues for the second quarter were $11,320 compared to $486,305 reported in the second quarter of 2006. For the second quarter of 2007, BlastGard International reported a net loss of $1,321,743 or $(0.04) per share based on the weighted average of 33,844,970 shares outstanding compared to a net loss of $483,097 or $(0.02) per share reported in the second quarter of 2006 based on the weighted average shares outstanding of 22,335,913.

In addition, pursuant to an agreement dated August 7, 2007, the holders of the June 2006 $1,200,000 Convertible Debenture entered into agreements to sell their Class C and Class F Warrants and June 2006 $1,200,000 Convertible Debenture to certain non-affiliated parties, who have since converted $600,000 into shares of our Common Stock at $.30 per share and agreed to convert the additional $600,000 into shares of our Common Stock at $.30 per share effective at a second closing to occur no later than September 22, 2007.

BlastGard’s Form 10-QSB for the quarter ended June 30, 2007, available on the corporate Web site, describes the Company’s recent developments. BlastGard has initiated new strategic initiatives and partnerships, and made significant progress on ongoing projects.

About BlastGard International, Inc.

BlastGard International, Inc. creates, designs, develops, manufactures and markets proprietary blast mitigation materials. The Company's patent-pending BlastWrap® technology effectively mitigates blast effects and suppresses post-blast fires. This unique technology can be used to create new, finished products or be used to retrofit to existing products. While the need for this technology has always been present, the security and safety concerns resulting from the September 11, 2001 acts and the subsequent development of Homeland Security make the timing of the Company's emergence even more important. The Company's core market focus is on blast effects mitigation for the commercial sector, military, law enforcement and government agencies. BlastWrap® is based upon well-defined principles and suppresses blast pressures by 50% or more. BlastWrap® products are made from two flexible films arranged one over the other and joined by a plurality of seams filled with attenuating filler material (volcanic glass bead or other suitable two-phase materials), configurable (designed for each application) with an extinguishing coating that offers a revolutionary blast protection system against Blast & Fire/burn threats. BlastWrap® is a blast mitigation assembly that can be wrapped around or conform to any shape. BlastWrap® is a concept (not a chemical compound) from which blast protection products are built to save lives and reduce damage to valuable assets from explosions. Additional information on BlastGard can be found at http://www.blastgardintl.com.

``Safe Harbor'' statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements that involve a number of risks and uncertainties. It is possible that the assumptions made by management are not necessarily the most likely and may not materialize. In addition, other important factors that could cause actual results to differ materially include the following: the Company's ability to market its products; the Company's ability to obtain additional funding; the Company's ability to obtain regulatory approvals on new products, the general economy; competitive factors; ability to attract and retain personnel; the price of the Company's stock; and other risk factors. The Company takes no obligation to update or correct forward-looking statements.

Company Contact:

BlastGard International, Inc.

Michael J. Gordon

(727) 592-9400